Time Sensitive Materials

Depositary’s Notice of Annual General Meeting of Endava plc (the “Company”)

ADSs:	American Depositary Shares.
ADS CUSIP No.:	29260V105.
ADS Record Date:	5:00 P.M. (New York City time) on November 3, 2020.
Meeting Specifics:
Annual General Meeting to be held on Wednesday, December 16, 2020 at 2:30 P.M. (London time) at the offices of Endava plc, 125 Old Broad Street, London EC2N 1AR, United Kingdom (the "Meeting"). The Meeting will be conducted as a closed meeting and shareholders will not be permitted to attend in person.

Meeting Agenda:
Please note that the Company’s Notice of Meeting is enclosed. The Annual Report and Accounts for the year ended June 30, 2020 is available on the Company's website at https://investors.endava.com/financials-and-filings/AGM/.

ADS Voting Instructions Deadline:	10:00 A.M. (New York City time) on December 10, 2020.
Deposited Securities:	Ordinary Shares (the “Shares”) of Endava plc, a public limited company incorporated under the laws of England and Wales.
ADS Ratio:	One (1) Share to one (1) ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A., London Branch
Deposit Agreement:	Deposit Agreement, dated as of July 31, 2018, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on December 10, 2020.
Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that the Meeting will be held at the date, time, and location identified above. In light of the measures currently in place in the United Kingdom in response to the COVID-19 pandemic and the Company's commitment to health and safety, the Company conveys its regret in that it will be unable to hold the Meeting in the usual way. The Meeting will be conducted as a closed meeting and shareholders will not be permitted to attend in person. For further details on how COVID-19 will affect the Meeting, please refer to the section headed “Impact of COVID-19” in the Chairman’s letter on pages 3 to 4 of the Company's Notice of Meeting. Please note that the Company’s Notice of Meeting is enclosed. The Annual Report and Accounts for the year ended June 30, 2020 is available on the Company’s website at https://investors.endava.com/financials-and-filings/AGM/.
As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADSs, as of the close of business on the ADS Record Date, will be entitled, subject to applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs.
Holders of ADSs wishing to give Voting Instructions to the Depositary must sign, complete, and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.
The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect as of the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by poll.
Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder's ADSs as follows: the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as contemplated in Section 4.10 of the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder's ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.
Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quo- rum at a meeting of shareholders.
The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company, and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.
If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (877)248-4237.

Citibank, N.A., as Depositary